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Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

October 16, 2020

VIA EDGAR Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Preliminary Proxy Materials for Wilshire Variable Insurance Trust (“Registrant”) File No.: 811-07917

To the Commission:

Registrant hereby files a preliminary proxy statement and form of proxy.  It is intended that definitive proxy materials will be mailed on or about October 28, 2020.  The purpose of the proxy statement is to seek shareholder approval of a new investment advisory agreement with Wilshire Associates Incorporated (the “Adviser”) in connection with the change of control of the Adviser and to elect trustees to Registrant’s Board of Trustees.  Registrant notes that the same preliminary proxy statement was also filed today by Wilshire Mutual Funds, Inc. (File No.:  811‑07076) and that the preliminary proxy statement includes other proposals that are only applicable to Wilshire Mutual Funds, Inc.

Please call the undersigned at (312) 609-7616 or Kelly Pendergast Carr at (312) 609-7719 with any questions or comments regarding this filing.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt
RMH/ser

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